UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2016 and 2015, and
for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015,
AND FOR THE YEAR ENDED DECEMBER 31, 2016:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets	11
(held at end of year)

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 9, 2017

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2016	2015
ASSETS:
Investments at fair value (Notes 3 and 4)	$164,823,804	$154,725,860
Receivables:
Employer contributions	$127,543	$214,285
Participant contributions	109,039	100,711
Notes receivable from participants	1,202,880	1,569,400
Total receivables	$1,439,462	$1,884,396

NET ASSETS AVAILABLE FOR BENEFITS	$166,263,266	$156,610,256

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$8,320,912
Interest and dividends	4,177,767
$12,498,679
Contributions:
Employer	$3,224,453
Participant	4,684,606
$7,909,059

Interest income on notes receivable from participants	54,514
Total additions	$20,462,252

DEDUCTIONS:
Benefit and withdrawal payments to participants	(10,750,911)
Administrative expenses	(54,466)
Other expense	(3,865)
Total deductions	$(10,809,242)

Net increase	$9,653,010

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	156,610,256
End of year	$166,263,266

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
Included within the following description of the Plan are references to specific sections of the U.S. Internal Revenue Code. For Puerto Rico participants, the Plan contains equivalent references to the Puerto Rico Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
The Investment Committee is responsible for the administration and oversight of the Plan. The Investment Committee is appointed by the Compensation Committee of the Board of Directors of Taubman Centers, Inc.

Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company LLC (the Company or The Taubman Company). The Taubman Company is a subsidiary of Taubman Centers, Inc.

Participants - Employees of the Company and Related Entities become participants on or after the first day of the month following 30 consecutive days of employment if they are not covered by a collective bargaining agreement and are 21 years old or older. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a 12-consecutive month period.

Basic Employee Contributions - A participant who elects to contribute to the Plan may elect to contribute up to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. All employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. Participant contributions may be made on a pre-tax or, at the participant's election, a post-tax ("Roth" type) basis. The Plan also uses an automatic enrollment feature pursuant to which eligible employees may be automatically enrolled, unless they affirmatively elect not to participate in the Plan, at a pre-tax contribution rate of 3% of compensation, with the automatic contribution rate increased by 1% each year up to a maximum of 7% of compensation.

Employer Matching and Supplemental Contributions - A participant is eligible to receive employer matching contributions and employer supplemental contributions. A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The employer matching contribution amount is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Matching Contribution Percentage
Less than 3%	0%
3	1
4	2
5	3
6	4
7 or more	5

The applicable participating company also makes a monthly supplemental employer contribution on behalf of each participant equal to 2% of compensation for the month, subject to limitations specified in the Plan by tax regulations.

Vesting - Employee contributions and rollovers are always 100% vested. Employer contributions vest as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed or upon the elimination of the employee's job or position resulting from a reduction in force (as defined in the Plan).

Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. Forfeitures used were $165,829 in 2016. The unused forfeiture balance was $14,013 as of December 31, 2016.

Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings (losses). Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued daily.

Notes Receivable from Participants - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Investment Committee. The minimum loan amount is $500. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2016.

Withdrawals - A participant may withdraw at any time any amount, credited to his rollover contribution account, voluntary contribution account or vested employer contributions. A participant who has attained age 65 may also withdraw any portion or all of his Plan account.

A participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the Plan administrator and, once permitted, the participant cannot contribute to the Plan during the following 6 months.

Benefit Payments - A participant's account becomes eligible for a lump sum distribution following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 ½, benefits are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan's specified period maximums. All vested benefits transfer to beneficiaries upon death of the participant.

Subsequent Events - Effective April 3, 2017, the Plan was amended to eliminate mandatory Company contributions that were made monthly at the fixed rate of 2% of eligible employees' Plan-considered compensation for a calendar month, plus an additional 2% of eligible employees' Plan-considered compensation for that month in excess of the Social Security taxable wage base for the applicable year divided by 12. The same amendment provides for discretionary Company contributions to be made at a Company-determined rate of between 0% and 4% of eligible employees' Plan-considered compensation based on Company-specified financial thresholds determined by the Company in its discretion.

The Company has evaluated whether any additional subsequent events have occurred through the date these financial statements are available to be issued on June 9, 2017 and did not identify any additional subsequent events that would require adjustment or disclosure in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The investments of the Plan are stated at fair value. See Note 4 for further information regarding valuation of the Plan's investments.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation/Depreciation on Investments - Net appreciation/depreciation on investments includes the Plan's realized and unrealized gains and losses on investments bought and sold as well as held during the year. Net gains and losses are computed using the average cost.

Payment of Benefits - Benefits are recorded when paid.

Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan Sponsor. Transactional fees are charged directly to the respective participant's account and are included in administrative expenses.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In July 2015, the FASB updated Accounting Standards Codification (ASC) Topic 962 "Plan Accounting: Defined Contribution Pension Plans" with Accounting Standards Update (ASU) No. 2015-12 "Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient." ASU No. 2015-12 eliminates the requirement to report fully benefit-responsive investment contracts at fair value, and eliminates the disclosure requirement for investments greater than 5% of net assets available for benefits, the disclosure for the breakout of appreciation/depreciation by fund type, and the disclosure of investment strategy for funds for which the fair value is determined using net asset value (NAV) as a practical expedient if the fund separately issues a Form 5500 with the Department of Labor. ASU No. 2015-12 also provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year end, when the fiscal period does not coincide with a month-end. ASU No. 2015-12 is effective for periods beginning after December 15, 2015, with early adoption permitted. The Plan early adopted ASU No. 2015-12, Part I, effective January 1, 2015, to reduce the complexity of reporting fully benefit-responsive investment contracts. The adoption resulted in the elimination of the disclosures noted above for Part I and had no other impact on the financial statements. The Plan adopted ASU No. 2015-12, Part II, effective January 1, 2016, resulting in the elimination of the disclosure of investments greater than 5% of net assets available for benefits and the disclosure of net appreciation/depreciation by fund type.

3. INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. The following Plan investments are held by Vanguard, the fund manager and trustee.

	December 31
	2016	2015
Investments at fair value:
Retirement Savings Trust	$16,037,097	$16,136,989
Company Stock - Taubman Stock Fund	4,458,834	5,226,647
VGI Brokerage Option - U.S. Treasury Notes	395,645	290,198
Investments In Registered Investment Companies	143,932,228	133,072,026
	$164,823,804	$154,725,860

4.	FAIR VALUE MEASUREMENTS

The Plan has adopted the accounting requirements of Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures.” These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The accounting standards for fair value measurements also establish a hierarchy for measurements of fair value as follows:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31, 2016 and 2015, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input Type as of December 31,
	2016	2015
Level 1:
Investments in Registered Investment Companies	$143,932,228	$133,072,026
Taubman Stock Fund	4,458,834	5,226,647
Vanguard Retirement Savings Trust	16,037,097	16,136,989
VGI Brokerage Option - U.S. Treasury Notes	395,645	290,198
	$164,823,804	$154,725,860

Level 2	$—	$—
Level 3	$—	$—

Total	$164,823,804	$154,725,860

The Plan had no investments classified in Level 2 or 3 as of December 31, 2016 and 2015.

The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies and individual investments made through the VGI Brokerage Option are valued using quoted market prices, as all have active markets.

•
The Taubman Stock Fund is tracked on a unitized basis and consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices. As of December 31, 2016 and December 31, 2015, Taubman Centers, Inc. common stock made up approximately 99.0% and 99.1% of the fair value of the Taubman Stock Fund's underlying investments, respectively.

•
The Vanguard Retirement Savings Trust (the Trust) is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond and securities trusts, and mutual funds. Participant transactions (purchases and sales) may occur daily. Pursuant to ASU No. 2015-10 "Technical Corrections and Improvements" the Trust has a structure similar to a mutual fund and the fair value is readily determinable and is valued using the published fair value per share amounts and should be valued as a Level 1. This resulted in the reclassification of the amount to reflect the investment in Level 1 for 2015.

5.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 11, 2014, that the Plan, as amended and restated effective as of January 1, 2012 and subsequently amended in December 2012, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the dates covered by this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

In a letter dated April 14, 2015, the Company and Taubman Puerto Rico LLC (a participating employer under the Plan) submitted a request for a determination letter from the Puerto Rico Treasury Department as to the qualified status of the Plan under the provisions of Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code. Although a final determination has not been received, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7. RELATED-PARTY TRANSACTIONS

The Plan invests in the Taubman Stock Fund which is considered a related-party transaction. In addition, certain Plan investments are shares of funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA's prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number 38-3081510
AS OF DECEMBER 31, 2016	Plan Number 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	**

*	Vanguard	Retirement Savings Trust	$16,037,097
*	Vanguard	VGI Brokerage Option	395,645
*	Vanguard	500 Index Fund Admiral Shares	30,054,231
*	Vanguard	Wellington Fund Admiral Shares	19,097,860
*	Vanguard	Total Bond Market Index Fund Investor Shares	11,137,536
*	Vanguard	International Growth Fund Investor Shares	10,243,239
*	Vanguard	Growth Index Fund Investor Shares	9,200,919
*	Vanguard	Explorer Fund Investor Shares	6,452,158
*	Vanguard	REIT Index Fund Investor Shares	5,989,448
*	Vanguard	Value Index Fund Investor Shares	7,176,657
*	Taubman Centers, Inc.	Taubman Stock Fund	4,458,834
*	Vanguard	Small-Cap Index Fund Investor Shares	8,941,761
*	Vanguard	Extended Market Index Fund Investor Shares	5,343,495
*	Vanguard	Target Retirement 2010 Fund	183,717
*	Vanguard	Target Retirement 2015 Fund	2,899,115
*	Vanguard	Target Retirement 2020 Fund	2,177,665
*	Vanguard	Target Retirement 2025 Fund	8,023,863
*	Vanguard	Target Retirement 2030 Fund	4,884,233
*	Vanguard	Target Retirement 2035 Fund	4,045,787
*	Vanguard	Target Retirement 2040 Fund	2,084,256
*	Vanguard	Target Retirement 2045 Fund	2,590,680
*	Vanguard	Target Retirement 2050 Fund	1,295,001
*	Vanguard	Target Retirement 2055 Fund	336,361
*	Vanguard	Target Retirement 2060 Fund	3,499
*	Vanguard	Target Retirement Income	638,616
*	Vanguard	Inflation-Protected Securities Fund Investor Shares	1,118,118
*	Vanguard	Prime Money Market Fund	14,013
		Total investment	$164,823,804

	Notes receivable from participants:
*	143 loans to 96 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through September 2026	$1,202,880

* Denotes party-in-interest

** Cost information is excluded as assets included on this schedule are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the day of June 9, 2017.

THE TAUBMAN COMPANY AND RELATED
ENTITIES EMPLOYEE RETIREMENT
SAVINGS PLAN

By:_/s/ Chris Heaphy
Chris Heaphy
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number    Description

23 ‑‑    Consent of KPMG LLP